Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

27 August 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hayes

Andrew M Knox
Public Officer

Enc.

9/11

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Spikey Beach -1 Update
T/38P – Bass Basin

Beach Petroleum Limited, the operator for a designated area of interest within permit T/38P, and the Spikey Beach-1 well reported yesterday (26/08/2009) that:

> "It is expected that the Ocean Patriot semi-submersible drilling rig will be assigned to Beach Petroleum for the drilling of the Spikey Beach-1 exploration well (Beach earning 80%) in T/38P in the Bass Basin offshore Tasmania on or around the 30th August.
>
> Spikey Beach-1 will be addressing mean recoverable oil of 16 million barrels and a high side of 41 million barrels (recoverable) of oil in the Upper Eastern View Group".

The participants in Spikey Beach-1 well are:

Beach Petroleum Limited (*operator*)	80%
Galveston Mining (*100% Cue Energy Resources Subsidiary*)	10%
Exoil Ltd	10%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

27 August 2009